EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Years ended December 31
	2011	2010	2009	2008	2007
Earnings:
Net income (loss) from continuing operations	$5,382,649	$(9,186,140)	$4,939,365	$10,183,056	$13,876,074
Add:
Income taxes expense (benefit)	(1,294)	265,986	(22,293)	1,927,830	761,628
Fixed charges, net of capitalized interest	25,326,305	28,560,292	27,350,287	29,649,915	26,257,879
Distributions and income from majority-owned unconsolidated entity	—	—	381,514	825,747	621,793
Less:
Income (loss) from unconsolidated entities	4,653,783	51,964	(226,041)	(842,425)	(290,710)
Earnings before fixed charges and preferred dividends	$26,053,8776	19,692,102	32,422,832	41,744,123	41,226,664

Fixed charges:
Interest expense	$25,291,512	$28,532,440	$27,151,054	$29,372,181	$25,965,141
Capitalized interest	8,486,590	8,807,062	8,892,218	10,061,770	12,824,398
Interest within rental expense	34,793	27,852	20,056	16,690	16,673
Fixed charges of unconsolidated entities	—	—	179,177	261,044	276,065
Total fixed charges	33,812,895	$37,367,354	$36,242,505	$39,711,685	$39,082,277
Preferred dividends	5,775,000	376,979	—	—	—
Total fixed charges and preferred dividends	$39,587,895	$37,744,333	$36,242,505	$39,711,685	$39,082,277

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	(3)	1.05	1.05

(1)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $13.5 million.  The calculation of earnings includes $37.1 million of non-cash depreciation expense.

(2)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.1 million.  The calculation of earnings includes $40.7 million of non-cash depreciation expense.

(3)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2009 was $3.8 million.  The calculation of earnings includes $32.1 million of non-cash depreciation expense.